                 Exhibit 19.1

INSIDER TRADING POLICY
The following is the insider trading policy (the “Policy”) of H2O America (“H2O America or the Company”) and its subsidiaries (collectively, the “Companies”).
1.BACKGROUND AND PURPOSE.
The federal securities laws prohibit any person from purchasing or selling securities of the Companies on the basis of material, nonpublic information concerning the Companies, or from disclosing material, nonpublic information to others who might trade on the basis of that information. These laws impose severe sanctions, including criminal liabilities, on individuals who violate them. In addition, the Securities and Exchange Commission (“SEC”) has the authority to impose large fines on H2O America and on the directors, executive officers and controlling stockholders of H2O America if its employees and directors engage in insider trading and H2O America has failed to take appropriate steps to prevent it (so-called “controlling person” liability).

This Policy is adopted in light of these legal requirements, and with the goal of helping to:

(a)Prevent inadvertent violations of the insider trading laws;
(b)Avoid proxy statement disclosure of reporting violations by persons subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);
(c)Avoid even the appearance of impropriety on the part of those employed by, or associated with, the Companies;
(d)Protect H2O America from controlling person liability; and
(e)Protect the reputation of the Companies.

The Corporate Secretary or the Assistant Corporate Secretary of H2O America (collectively, the “Corporate Secretaries”) has the authority to impose restrictions on trading in the Companies’ securities by appropriate individuals at any time, in addition to the automatic restrictions imposed herein. In such event, the Corporate Secretaries will notify the affected individuals to inform them of the restrictions. Any individual who has placed a limit order or open instruction to buy or sell the securities of the Companies shall bear responsibility for cancelling such instructions immediately in the event restrictions are imposed on their ability to trade in accordance with the above.

2.PROHIBITION ON TRADING WHILE AWARE OF MATERIAL NONPUBLIC INFORMATION; PROHIBITION ON TIPPING OTHERS.

A.Applicability.

This Section 2 applies to (a) all directors, officers, employees, consultants, representatives, or independent contractors of the Companies, (b) all family members who share the same address as, or are financially dependent on, such persons, and (c) all corporations, partnerships, trusts or other entities owned or controlled by any of the persons listed above in (a) and (b).
B.Prohibition.
No person covered by this Section 2 may:
(a)Purchase or sell any securities of the Companies while he or she is aware of any material, nonpublic information concerning the Companies;

(b)Disclose to any other person any material, nonpublic information concerning the Companies if it is reasonably foreseeable that such person may use that information in purchasing or selling securities of the Companies;

(c)Purchase, sell, pledge or donate any securities of another company while he or she is aware of any material, nonpublic information concerning such other company which he or she learned in the course of his or her service as a director, employee or consultant of the Companies; or

(d)Disclose to any other person any material, nonpublic information concerning another company which he or she learned in the course of his or her service as a director, employee or consultant of the Companies if it is reasonably foreseeable that such person may use that information in purchasing or selling securities of such other company.

Information that has not been disclosed to the public is generally considered to be nonpublic information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through press release, newswire services, a broadcast on widely-available radio or television programs, publication in a widely-available newspaper, magazine or news website, or public disclosure documents filed with the SEC that are available on the SEC’s website. By contrast, information would likely not be considered widely disseminated if it is available only to the employees of the Companies, or if it is only available to a select group of analysts, brokers and institutional investors.

Each person covered by this Section 2 must refrain from trading, even after material information has been released to the public, for a period sufficient to permit thorough public dissemination and evaluation of the information. Generally, information will be considered public on the close of business of the first full trading day after such information is publicly disclosed by the Companies by issuing a press release through Business Wire (or release through another national wire service).

Information should be regarded as material if there is a likelihood that it would be considered important by an investor in making a decision regarding the purchase or sale of stock. Any information or important development that could reasonably affect the business or financial condition of an issuer or the market price of its securities should be considered material. However, there is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances. Although it may be difficult to determine whether certain information is material, there are various categories of information that would be regarded as material in most circumstances. Examples of such information are:
(a)Financial results and projections of future earnings and losses;
(b)Material pricing changes or regulatory development in rate cases;
(c)Major corporate partnering transactions or proposed acquisitions or divestitures;
(d)Resignation or proposed departure of key personnel;
(e)New project or product announcements of a significant nature;
(f)Proposed commencement or changes in dividends;
(g)Planned stock splits;
(h)New equity or debt offerings;
(i)Significant drinking water violations;
(j)Adverse actions by regulators;
(k)Changes in operations, such as a significant interruption or curtailment at one of our production facilities;
(l)Significant cyber security incident;
(m)Significant litigation exposure; and
(n)Any other factors which would cause the Companies' financial results to be substantially different from previous public disclosure of financial guidance or estimates.

If you have questions as to the materiality of information, please contact the Corporate Secretaries for clarification.

C.Limited Exceptions.

The prohibition on purchases and sales of securities of the Companies while aware of material, nonpublic information concerning the Companies does not apply to a transaction pursuant to a Trading Plan as defined under Section 3(C) below.

D.Applicability to the Company.

    Purchases or sales of securities of the Company by the Company shall be made in compliance with applicable securities laws.

3.PROHIBITION ON TRADING DURING BLACKOUT PERIODS.

A.Applicability.

This Section 3 applies to (a) all employees, officers and directors of the Companies, (b) all family members who share the same address as, or are financially dependent on, such persons, and
(c) all corporations, partnerships, trusts or other entities owned or controlled by any of the persons listed above in (a) and (b).

B.Prohibition.

No person covered by this Section 3 may purchase or sell any securities of the Companies during the following time periods (each a “Blackout Period”):
(a)Beginning the last day of the third calendar month of each fiscal quarter until the close of business on the first full trading day after the financial results of H2O America's operations for such quarter are publicly announced. As an example, the blackout period for the first fiscal quarter begins March 31. It prohibits transactions in the securities of the Companies that day and continuing until after the market has had one full business day to review the financial results whenever those results have been released by H2O America. If H2O America announces the financial results on Friday, trading cannot resume until Tuesday morning.

(b)During such other periods as may be established from time to time by the Board of Directors, the Chief Executive Officer, the Chief Financial Officer or the Corporate Secretaries of H2O America in light of particular events or developments affecting the Companies.

(c)Any employee, director or officer who has terminated their services during any Blackout Period shall continue to be subject to such Blackout Period until its expiration. See also Section 8 below regarding post-termination application of this Policy.
C.Limited Exceptions.

There are no exceptions to this Policy, except as specifically noted herein. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Companies’ reputation for adhering to the highest standards of conduct.

The prohibitions on purchases or sales of securities of the Companies during Blackout Periods do not apply to:

(a)Purchases made under an employee stock purchase plan operated by H2O America; provided, however, that the securities so acquired may not be sold during a Blackout Period;

(b)Exercises of stock options; provided, however, that the securities so acquired may not be sold (either outright or in connection with a “cashless” exercise transaction through a broker) during a Blackout Period;

(c)A transaction specifically approved in advance by the Corporate Secretaries;

Any surrender of shares by stockholders to H2O America to satisfy tax withholding obligations as a result of the issuance of shares upon vesting of restricted stock units or other equity awards granted under the equity incentive plans of H2O America. Note that this exception does not include a subsequent sale of the shares by the stockholders acquired upon vesting of restricted stock units granted under such plans; and

(d)Purchases or sales made pursuant to a binding contract, written plan or specific instruction (a “Trading Plan”) which is adopted and operated in compliance with Rule 10b5-1 under the Exchange Act; provided such Trading Plan or any material amendment to such Trading Plan: (1) is in writing, (2) was submitted to the Corporate Secretaries of H2O America for review and clearance prior to its adoption,
(3) was not adopted during a Blackout Period or while aware of any material nonpublic information concerning the Companies, and (4) complies fully with the provisions of this Policy and applicable rules and regulations of the SEC.

Please note that SEC regulations, and this Policy, require that a person entering into a Trading Plan must enter into the plan in good faith and not as part of a plan or scheme to evade the insider trading rules. For example, a person’s decision to terminate or amend a Trading Plan while the person is aware of material non-public information may indicate the absence of good faith or presence of a scheme to evade. In addition to constituting a violation of this Policy, such an absence of good faith or presence of a scheme to evade would eliminate the Trading Plan exception for prior transactions under the Trading Plan, which could cause those transactions to violate insider trading laws. Under certain circumstances, a Trading Plan must be terminated. This includes circumstances such as the announcement of a merger or the occurrence of an event that would cause the transaction either to violate the law or to have an adverse effect on the Companies. The Corporate Secretaries are authorized to notify the broker in such circumstances, thereby insulating the insider in the event of termination. Amendments to plans call into question as to whether the Trading Plan was initially executed in good faith and increase the risk of a loss of affirmative defense afforded under Rule 10b5-1. Accordingly, any amendment of Trading Plan will not be permitted unless it has been pre-cleared by the Corporate Secretaries. Furthermore, please note that an amendment of a Trading Plan may require the reinstatement of a new cooling-off periods as required under SEC rules. Any Trading Plan must be delivered promptly to the Corporate Secretaries.

In addition, the following guidelines shall apply to Trading Plans:

(i)All Trading Plans must have a duration of at least six months and no more than two years.

For executive officers and directors, no transaction may take place under a Trading Plan until the later of (a) 90 days after adoption or modification (as specified in Rule 10b5-1) of the Trading Plan or (b) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the fiscal quarter (the Company’s fourth fiscal quarter in the case of a Form 10-K) in which the Trading Plan was adopted or modified (as specified in Rule 10b5-1). In any event, the cooling-off period is subject to a maximum of 120 days after adoption of the plan.

(ii)For persons other than executive officers and directors, no transaction may take place under a Trading Plan until 30 days following the adoption or modification (as specified in Rule 10b5-1) of a Trading Plan.
(iii)Subject to certain limited exceptions specified in Rule 10b5-1, you are limited to only one Trading Plan designed to effect an open market purchase or sale of the total amount of securities subject to the Trading Plan as a single transaction in any 12-month period.
(iv)Executive officers and directors must include a representation to the Company at the time of adoption or modification of Trading Plan that (i) the person is not aware of material nonpublic information about the Companies or its securities and (ii) the person is adopting the plan in good faith and not as part of plan or scheme to evade the prohibitions of Rule 10b-5.

The Company and its executive officers and directors must make certain disclosures in SEC filings concerning Trading Plans. Executive officers and directors of the Company must undertake to provide any information requested by the Company regarding Trading Plans for the purpose of providing the required disclosures or any other disclosures that the Company deems to be appropriate under the circumstances.
Each director, executive officer, and officer designated for purposes of Section 16 of the Exchange Act (collectively, the “Covered Directors and Officers”) understands that the approval or adoption of a pre-planned selling program in no way reduces or eliminates such person’s obligations under Section 16 of the Exchange Act, including such person’s disclosure and short-swing trading liabilities thereunder. If any questions arise, such person should consult with their own counsel in implementing a Trading Plan.

4.NOTICE OF SECURITIES TRANSACTIONS.

A.Applicability.

This Section 4 applies to (a) all employees who have access to material information regarding the Companies, and all officers and directors of the Companies, (b) all family members who share the same address as, or are financially dependent on, such persons, and (c) all corporations, partnerships, trusts or other entities owned or controlled by any of the persons listed above in (a) and (b).

B.Procedural Requirements.

The following procedures must be followed by the persons covered by this Section 4 (the “Restricted Persons”) with respect to any purchase, sale or other transfer of H2O America stock:

(a)Such persons must inform the Corporate Secretaries whenever they intend to execute a purchase, sale or other transfer of H2O America securities, including the placing of limit orders. There may be times when there exists a corporate basis for requesting that Restricted Persons refrain from trading in the securities of the Companies even though such trading would otherwise be permissible. In order to comply with this restriction, all purchases, sales and other transfers of securities of the Companies by Restricted Persons shall be cleared in writing beforehand with the Corporate Secretaries.

(b)At the time of purchase, sale or other transfer of securities of the Companies, the Restricted Persons will be responsible for verifying that H2O America has not imposed any restrictions on their ability to engage in trades. If the individual has not completed the transfer within five (5) business days of notification of the intention to transfer, then the individual must reconfirm with the Corporate Secretaries that they intend to execute a transfer and the individual must reverify the nonexistence of any restrictions on such transfer.

(c)The Restricted Persons must also notify the Corporate Secretaries of the occurrence of any purchase, sale or other acquisition or disposition or transfer of securities of the Companies as soon as possible following the transaction, but in any event within one business day after the transaction. This notification, which must be in writing or via e-mail, should describe the type of transaction that occurred (an open market purchase, a privately negotiated sale, gift or family related transfers, an option exercise, etc.), the date of the transaction, the number of shares covered by the transaction, the purchase or sale price (if applicable), and identify who effected the transaction. For purposes of this Section 4, a purchase, sale or other acquisition or disposition or transfer shall be deemed to occur at the time the person becomes irrevocably committed to it. In the case of an open market purchase or sale, this occurs when the trade is executed (not when it settles).

5.OTHER PROHIBITIONS ON TRADING ACTIVITIES.

A.Applicability.

This Section 5 applies to: (a) all employees designated from time to time by the Board of Directors, Chief Executive Officer, Chief Financial Officer or Corporate Secretaries of H2O America as being subject to this Section 5, (b) all directors of the Companies; (c) all officers of H2O America;
(d) all family members of the persons covered by subpart (b) and (c) above who share the same address as, or are financially dependent on, the directors of the Companies and officers of H2O America; and (e) all corporations, partnerships, trusts or other entities owned or controlled by any of the above persons.

B.Prohibitions.

No person covered by this Section 5 may engage in any of the following types of transactions:

(a)Short sales of securities of the Companies, including short sales “against the box”;
(b)Hedging or monetization transactions and purchases or sales of puts or calls for speculative purposes. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forward agreements, equity swaps, collars and exchange funds. These hedging and monetization transactions allow an owner of securities to lock in much of the value of their stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the owner to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the interests of the owners and the interests of the Companies and their stockholders may be misaligned and may signal a message to the trading market that may not be in the best interests of the Companies and their stockholders at the time it is conveyed;

(c)Pledge of securities of the Companies or holding securities of the Companies in margin accounts; or

(d)Engage in transactions of a speculative nature at any time.

Securities held in a margin account or pledged as collateral for a loan may be sold without a person’s consent by the broker if such person fails to meet a margin call or by the lender in foreclosure if such person defaults on the loan. A margin or foreclosure sale that occurs when a person is aware of material nonpublic information or otherwise is not permitted to trade in securities of the Companies may, under some circumstances, result in unlawful insider trading. Because of this danger, holding securities of the Companies in a margin account or pledging securities of the Companies as collateral for a loan is prohibited hereunder.

The Covered Directors and Officers of H2O America must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Exchange Act. The practical effect of these provisions is that directors and executive officers of H2O America who purchase and sell stock of H2O America within a six-month period may be required to disgorge all profits to the H2O America regardless whether they are in possession of any material nonpublic information. Certain types of transactions, including many benefit plan transactions, are not subject to this short-swing liability rule, and directors and executive officer of H2O America should consult with the Corporate Secretaries if they have any questions regarding compliance with Section 16 and other related rules.

6.DONATIONS OF SECURITIES.

Donations of securities may be deemed to be sales under this Policy if such donations do not constitute bona fide gifts of securities. Whether a gift is truly bona fide will depend on the circumstances surrounding each gift. The more unrelated the donee is to the donor, the more likely the gift would be considered “bona fide”. For example, gifts to charities, churches and service organizations would be bona fide gifts. On the other hand, gifts to dependent children followed by a sale of the “gift” securities in close proximity to the time of the gift may imply some economic benefit to the donor and, therefore, make the gift non-bona fide.
In addition, please note that a gift transaction by a Covered Director and Officer is required to be reported on a Form 4 within two (2) business days of such transaction, therefore it is important that the Covered Director and Officer inform the Corporate Secretaries of any pending gift transaction as soon as possible following the transaction, but in any event within one business day after the transaction.
7.POST-TERMINATION APPLICATION. This Policy continues to apply to transactions of securities of the Companies even after an employee has terminated their service or employment, if they are in possession of material nonpublic information when the termination occurs. In that event the employee may not trade in the securities of H2O America until such information has become public or is no longer material.

8.PENALTIES FOR VIOLATION.

The consequences of insider trading violation can be staggering:

A.For individuals who trade on inside information (or tip information to others) the consequences could include:

(a)a civil penalty of up to three times the profit gained or loss avoided;
(b)a criminal fine (no matter how small the profit) of up to $5 million; and
(c)a jail term of up to twenty years.

B.For a company (as well as possibly any supervisory person) that fails to take appropriates steps to prevent illegal trading the consequences could include:

(a)a civil penalty of the greater of $1 million or three times the profit gained or loss avoided as a result of the employee’s violation; and
(b)a criminal penalty of up to $25 million.

Without regard to the penalties that may be imposed by others, violation of any of the foregoing rules is grounds for disciplinary action by the Companies, including without limitation employment termination, termination of contract and dismissal from the Board of Directors.

9.COMPANY ASSISTANCE.

H2O America has agreed to provide reasonable assistance to all Covered Directors and Officers of H2O America, as requested by such person, in connection with the filing of Forms 3, 4 and 5 with the SEC under Section 16(a) of the Exchange Act. However, the ultimate responsibility, and liability, for timely filing remains with the Covered Director and Officer.

This amended Insider Trading Policy of the Companies is approved and adopted by the Board of Directors effective, February 25, 2026. It may be amended by a majority vote of the Board of Directors at any regular or special meeting of the Board.

ACKNOWLEDGMENT
Please sign the attachment acknowledging that you have read and agreed to abide by this Policy in your transaction in H2O America stock.
All outside requests for information, comments or interviews (other than routine product inquires) which may result in the dissemination of information must be directed to the Corporate Secretaries.
If you have any questions, please contact the Corporate Secretaries or the Chief Financial Officer of H2O America.